

August 27, 2010

Xiaochun Wang
Chairman and Chief Executive Officer
Tongjitang Chinese Medicines Company
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People's Republic of China

> **Re:** **Tongjitang Chinese Medicines Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-33340**

Dear Mr. Wang:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation, page F-9

1. Please revise your disclosure to explain how you have obtained control of the operating entities in China considering the following:
   - Restrictions of the PRC government on foreign ownership of entities in China;
   - That Tongjitang Chinese Medicines Company, the registrant, and certain of its subsidiaries that hold an interest in the Chinese operating entities are located outside of China; and

- That the majority of the shares of the registrant are held in an entity outside of China.

Please also provide us your accounting analysis supporting the consolidation of the operations of the Chinese entities with reference to the accounting guidance upon which you relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant